July 27, 2015

VIA EDGAR AND

VIA EMAIL

Mr. Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:         Easterly Acquisition Corp.

Registration Statement on Form S-1

Filed May 8, 2015, as amended

File No. 333-203975

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Easterly Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. EST on July 29, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that 500 copies of the Preliminary Prospectus dated July 22, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

As Representative of the several

Underwriters

By: Citigroup Global Markets Inc.

By	/s/ Neil Shah
Name:	Neil Shah
Title:	Managing Director